Filed Pursuant to Rule 424(b)(3)
Registration No. 333-276334

PROSPECTUS SUPPLEMENT NO. 6
(to Prospectus dated June 25, 2024)

Up to 1,997,116 Shares of Common Stock

1,700,884 Shares of Common Stock Underlying the Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated June 25, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form S-11 (File No. 333-276334) with the information contained in our Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on August 20, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

Our common stock is currently listed on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “AIRE.” On August 19, 2024, the closing price of our common stock was $1.32.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are a “controlled company” under the Nasdaq listing rules because Giri Devanur, our chief executive officer and chairman, owns approximately 62.35% of our outstanding common stock. As a controlled company, we are not required to comply with certain of Nasdaq’s corporate governance requirements; however, we will not take advantage of any of these exceptions.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 5 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 20, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 20, 2024

reAlpha Tech Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41839	86-3425507
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

6515 Longshore Loop, Suite 100, Dublin, OH 43017

(Address of principal executive offices and zip code)

(707) 732-5742

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	AIRE	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On August 20, 2024, reAlpha Tech Corp. (the “Company”) issued a press release announcing the launch of reAlpha (previously, “Claire”) (the “Super App”) for mobile devices. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this “Form 8-K”) and is incorporated herein by reference.

The information being furnished pursuant to Item 7.01 of this Form 8-K, including Exhibit 99.1, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the  Exchange Act, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing. Furthermore, the furnishing of information under Item 7.01 of this Form 8-K, including Exhibit 99.1, is not intended to constitute a determination by the Company that the dissemination of the information contained herein is required by Regulation FD.

Item 8.01 Other Events.

As reported under Item 7.01 of this Form 8-K, on August 20, 2024, the Company announced the launch of the Super App for mobile devices. In connection with the launch of the Super App for mobile devices, the Company also changed the name of the Super App from “Claire,” to “reAlpha.” Claire will remain as the generative artificial intelligence (“AI”) buyer’s agent that will be integrated within the Super App, while providing the same services it did for users utilizing the platform under its previous name.

The Super App combines Claire and its AI-powered capabilities, licensed real estate agent support and integrated services for buyers purchasing a home, which currently include title and escrow agent services, to provide an end-to-end, commission-free, homebuying platform. The Super App is currently under limited availability for homebuyers located in 20 counties in Florida while the Company is seeking new brokerage licenses to expand its capabilities to more U.S. states.

Forward-Looking Statements

The information in this Form 8-K includes “forward-looking statements”. Forward-looking statements include, among other things, statements about the Super App and statements regarding the Company’s ability to obtain new brokerage licenses to expand the Super App’s capabilities to more U.S. states. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the Company’s limited operating history and that the Company has not yet fully developed its AI-based technologies; the Company’s ability to commercialize its developing AI-based technologies; whether the Company’s technology and products will be accepted and adopted by its customers and intended users; the Company’s ability to capitalize on the recent National Association of Realtors’ rules change development to create more demand for its products and services, including the Super App; the Company’s ability to generate revenues through the Super App and services provided therein, both online and via mobile device; the Company’s ability to acquire, collaborate with and/or partner with mortgage brokerage firms and home insurance providers, as well as other service providers to further enhance the Super App’s capabilities and services provided therein; the Company’s ability to generate revenue through its title services and any other services it may offer to the Super App’s users in the future; the inability to maintain and strengthen the Company’s brand and reputation; the inability to accurately forecast demand for short-term rentals and AI-based real estate focused products; the inability to execute business objectives and growth strategies successfully or sustain the Company’s growth; the inability of the Company’s customers to pay for the Company’s services; changes in applicable laws or regulations, and the impact of the regulatory environment and complexities with compliance related to such environment; and other risks and uncertainties indicated in the Company’s U.S. Securities and Exchange Commission (“SEC”) filings. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. the Company’s future results, level of activity, performance or achievements may differ materially from those contemplated, expressed or implied by the forward-looking statements, and there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking statements. For more information about the factors that could cause such differences, please refer to the Company’s filings with the SEC. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1**	Press Release, dated August 20, 2024.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
**	Furnished herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 20, 2024	REALPHA TECH CORP.

	By:	/s/ Giri Devanur
Giri Devanur
Chief Executive Officer

Exhibit 99.1

reAlpha Launches AI-Powered Real Estate Super AppTM on Tailwinds of Effectiveness of NAR Rule Changes on August 17, 2024

Recent NAR rule changes make buying a home using a traditional buyer’s agent more expensive. reAlpha brings their end-to-end commission-free homebuying platform to mobile devices, aiming to provide an easy and affordable way to buy a home completely by phone.

Dublin, Ohio—reAlpha Tech Corp. (Nasdaq: AIRE) (“reAlpha”), a real estate technology company developing and commercializing artificial intelligence (“AI”) technologies, announces today the launch of reAlpha (previously, “Claire”) (the “Super App”) for mobile devices. The Super App brings an end-to-end, commission-free, real estate experience to users’ mobile devices in addition to its online version, combining Claire, reAlpha’s generative-AI buyer’s agent, licensed human agent support and a suite of homebuying tools, which currently includes title and escrow agent services.

In connection with the launch of the Super App for mobile devices, reAlpha changed the name of the Super App from “Claire,” to “reAlpha.” Claire will remain as the generative-AI buyer’s agent that will be integrated within the Super App, while providing the same services it did for users utilizing the platform under its previous name. The Super App will continue to be available online in addition to its mobile app version.

This launch is timed to coincide with the real estate industry's shift in light of the National Association of Realtors’ (“NAR”) recent settlement to eliminate the standard six percent sales commission when purchasing a home. These rule changes went into effect August 17, and reAlpha believes such changes make its commission-free offering to be even more compelling for property buyers.

AI-Driven Homebuying Experience

The Super App brings reAlpha’s AI-powered capabilities to home buyers, allowing users to search for and purchase homes through their mobile phone. Key features include:

●	Commission-free homebuying: The Super App does not charge buyer’s commission fees, making home ownership more affordable and transparent.

●	Claire, the AI Real Estate Agent: Users can interact with Claire, a generative AI-powered buyer’s agent, to receive 24/7 real-time support and answers to questions related to purchasing a property.

●	AI-Generated Search and Recommendations: The Super App utilizes AI algorithms to provide personalized property matches and recommendations, further assisting users to find their ideal home. Also, with Claire’s natural language search, you can describe your perfect home, and it will quickly find matches, with no filters needed.

●	AI Document Review and Analysis: The Super App’s “Review with Claire” feature allows homebuyers to get clear, concise summaries of detailed real estate documents like inspection and settlement reports, making complex information easier to understand and navigate through.

●	Expert Guidance: For customized needs, users will be able to rely on a dedicated team of licensed real estate agents, on a no-cost and no-obligation basis, who will provide personalized support and guidance. These agents step in to augment Claire’s AI capabilities, allowing homebuyers to be confident in their decisions when buying a home, while also building trust between the agents and buyers throughout their home purchasing journey.

●	End-to-end Transactions: All steps of a standard homebuying process can be completed in the Super App, even if the Super App does not provide the services itself, as reAlpha’s licensed real estate agents will be available to step in and assist in those steps until the Super App integrates those services within the platform. Buyers will be guided through finding their home, negotiating an offer, getting a mortgage, among others, all the way through title services and closing.

One Platform for All Homebuying Needs

Following the acquisition of Hyperfast, announced July 29, 2024, reAlpha now offers integrated title services, allowing the Super App to offer those services directly to its users. While our licensed real estate agents can assist homebuyers if they need assistance with certain services the Super App does not currently provide, reAlpha plans to expand the Super App’s capabilities to integrate every aspect of a standard homebuying process in this one platform by eventually providing mortgage brokerage services and home insurance to buyers utilizing the Super App, whether online or via mobile device.

“At reAlpha, we know buying a home is the biggest and most important decision many people will ever make. We believe in leveraging AI to create a more personalized and supportive homebuying experience,” said Mike Logozzo, President and Chief Operating Officer of reAlpha. “The reAlpha Super App is designed to provide homebuyers with all the tools and support they may need to find their dream home, at a great price and with the best experience, all from their mobile device.”

As reAlpha continues to work towards innovating the real estate industry, the launch of the Super App for mobile devices marks a significant milestone in the company's mission to bring the real estate industry to the digital era. By integrating its generative-AI technology and homebuying services, reAlpha believes the Super App can transform the way people buy homes, while making the process more intuitive and efficient.

The Super App is now available for download on iOS devices. For more information and to download the Super App, please visit our App Store page.

About reAlpha

reAlpha (previously called “Claire”), announced on April 24, 2024, is reAlpha’s generative AI-powered, commission-free, homebuying platform. The tagline: No fees. Just keys.TM – reflects reAlpha’s dedication to eliminating traditional barriers and making homebuying more accessible and transparent.

reAlpha’s introduction aligns with major shifts in the real estate sector after the NAR agreed to settle certain lawsuits upon being found to have violated antitrust laws, resulting in inflated fees paid to buy-side agents. This development is expected to result in the end of the standard six percent sales commission, which equates to approximately $100 billion in realtor fees paid annually. reAlpha offers a cost-free alternative for homebuyers by utilizing an AI-driven workflow that assists them through the home buying process.

Homebuyers using reAlpha’s conversational interface will be able to interact with Claire, reAlpha’s AI buyer’s agent, to guide them through every step of their homebuying journey, from property search to closing the deal. By offering support 24/7, Claire is poised to make the homebuying process more efficient, enjoyable, and cost-efficient. Claire matches buyers with their dream homes using over 400 data attributes and provides insights into market trends and property values. Additionally, Claire can assist with questions, booking property tours, submitting offers, and negotiations.

Currently, reAlpha is under limited availability for homebuyers located in 20 counties in Florida, but reAlpha is actively seeking new MLS and brokerage licenses that will enable expansion into more U.S. states.

For more information, please visit www.reAlpha.com.

About reAlpha Tech Corp.

reAlpha Tech Corp. (Nasdaq: AIRE) is a real estate technology company developing an end-to-end commission-free homebuying platform. Utilizing the power of AI and an acquisition-led growth strategy, reAlpha’s goal is to offer a more affordable, streamlined experience for those on the journey to homeownership. For more information, visit www.reAlpha.com.

Forward-Looking Statements

The information in this press release includes “forward-looking statements”. Forward-looking statements include, among other things, statements about the NAR rule changes; the anticipated benefits of the NAR rule changes; statements about the Super App; the anticipated demand for the Super App in mobile devices and online; reAlpha’s ability to anticipate the future needs of the short-term rental market; future trends in the real estate, technology and artificial intelligence industries, generally; and reAlpha’s future growth strategy and growth rate. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: reAlpha’s limited operating history and that reAlpha has not yet fully developed its AI-based technologies; reAlpha’s ability to commercialize its developing AI-based technologies; whether reAlpha’s technology and products will be accepted and adopted by its customers and intended users; reAlpha’s ability to capitalize on the NAR rules change development to create more demand for its products and services, including the Super App; reAlpha’s ability to generate revenues through the Super App and services provided therein; reAlpha’s ability to acquire, collaborate with and/or partner with mortgage brokerage firms and home insurance providers, as well as other service providers to further enhance the Super App’s capabilities and services provided therein; reAlpha’s ability to generate revenue through its title services and any other services it may offer to Super App users in the future, both in mobile devices and online; the inability to maintain and strengthen reAlpha’s brand and reputation; the inability to accurately forecast demand for short-term rentals and AI-based real estate focused products; the inability to execute business objectives and growth strategies successfully or sustain reAlpha’s growth; the inability of reAlpha’s customers to pay for reAlpha’s services; changes in applicable laws or regulations, and the impact of the regulatory environment and complexities with compliance related to such environment; and other risks and uncertainties indicated in reAlpha’s U.S. Securities and Exchange Commission (“SEC”) filings. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking statements. Although reAlpha believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. reAlpha’s future results, level of activity, performance or achievements may differ materially from those contemplated, expressed or implied by the forward-looking statements, and there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking statements. For more information about the factors that could cause such differences, please refer to reAlpha’s filings with the SEC. Readers are cautioned not to put undue reliance on forward-looking statements, and reAlpha does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Investor Relations Contact
investorrelations@realpha.com

Media
irlabs on behalf of reAlpha
Fatema Bhabrawala
fatema@irlabs.ca

4